UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

MAGNA INTERNATIONAL INC.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of Class of Securities)

559222401

(CUSIP Number)

Richard Smith	Brian Colburn
Vice-President, Corporate Development	Executive Vice-President, Special Projects
Magna International Inc.	and Secretary
337 Magna Drive	Magna International Inc.
Aurora, Ontario L4G 7K1	337 Magna Drive
(905) 726-2462	Aurora, Ontario L4G 7K1
(905) 726-2462

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

May 10, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 559222 401

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

FRANK STRONACH
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

7,374,795
8. Shared Voting Power

0
9. Sole Dispositive Power

7,374,795
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,374,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

6.6%
14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

STRONACH TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

818,569
8. Shared Voting Power

0
9. Sole Dispositive Power

818,569
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

818,569
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

15.	Percent of Class Represented by Amount in Row (11)

0.7%
16.	Type of Reporting Person (See Instructions)

OO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

445327 ONTARIO LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

818,569
8. Shared Voting Power

0
9. Sole Dispositive Power 818,569

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

818,569
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0.7%
14.	Type of Reporting Person (See Instructions)

CO

INTRODUCTION

This Amendment No. 4 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“FS”) on September 5, 2003, as previously amended, with respect to the Class A Subordinate Voting Shares (the “Class A Shares”) of Magna International Inc. (the “Company”). This Amendment No. 4 is being filed to report (i) the entry by the Company, Open Joint Stock Company Russian Machines (“RM”), Veleron Holding B.V. (“RM Sub”), the Stronach Trust, 445327 Ontario Limited (“445327”) and certain members of the Company’s management (the “Principals”) into an agreement (the “Transaction Agreement”) providing for, among other things, the formation of a new entity, owned by 445327 (indirectly, through a wholly-owned subsidiary), RM Sub and the Principals for the purpose of holding, acquiring, voting and disposing of Class A Shares and Class B Shares of the Company (“Class B Shares”) and (ii) the addition of the Stronach Trust and 445327 as additional reporting persons with respect to the Statement.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Class A Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)&(f) This Schedule 13D is being filed by:

(i)	Frank Stronach, a citizen of Austria;

(ii)	the Stronach Trust, a trust formed under the laws of Ontario, Canada; and

(iii)	445327, which is an Ontario, Canada corporation.

(b)	The principal business address of FS is Badener Strasse 1, Oberwaltersdorf, Austria 2522. The principal business address of each of the Stronach Trust and 445327 is 14875 Bayview Avenue, R.R.#2, Aurora, Ontario, Canada, L4G 3C8.

(c)	FS is the Chairman of the Board of the Company, the Chairman of the Board of MI Developments Inc. (“MID”), the Chairman of the Board of Magna Entertainment Corp. (“MEC”) and a principal of Stronach & Co., an entity that provides consulting services to certain European subsidiaries of the Company. The Company designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles. MID is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial properties. MID is the successor to the Company’s real estate division. MEC operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing.

The Stronach Trust is a family trust which owns more than 99.9% of the outstanding voting securities of 445327. 445327 is a corporation which holds controlling interests in the Company and MID.

Set forth on Schedule A to this Schedule 13D is the name, business address and present principal occupation or employment for each director and executive officer of 445327 pursuant to Item 2(a), (b) and (c), which schedule is incorporated herein by reference.

(d)-(e)	During the last five years, none of FS, the Stronach Trust or 445327 (or, to 445327’s knowledge, any person named on Schedule A) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

No funds or other consideration was provided by any party contemporaneously with the execution of the Transaction Agreement. If the Transaction Agreement is consummated, the acquisition of the Class A Shares to be subscribed for by Newco II, as described in further detail in Item 6, is expected to be funded through a combination of (i) credit extended by an international investment-grade rated bank and (ii) equity provided by RM or one or more of its affiliates.

ITEM 4.	PURPOSE OF THE TRANSACTION

The purpose of the arrangements described in Item 6 below is to accelerate the Company’s strategic efforts to capitalize on the growth opportunities within the Russian and other automotive markets, and align the interests of RM and the Stronach Trust with respect to the Company.

FS (in his capacity as Chairman of the Board of the Company or otherwise), the Stronach Trust and 445327 may, from time to time, communicate with the Company’s management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Class A Shares. The reporting person may from time to time acquire or dispose of beneficial ownership of additional Class A Shares (including by acquiring or disposing of beneficial ownership of additional Class B Shares) in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this Schedule 13D, none of the reporting persons currently has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, such plans and proposals may have been considered, and may from time to time hereafter be considered, by FS in his capacity as a director and/or officer of the Company, as trustee of the Stronach Trust, or otherwise.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	FS beneficially owns 100,000 Class A Shares that are subject to a fully vested and immediately exercisable option (the “Option”) that was issued to FS by the Company on November 5, 1999 in partial consideration for his services as Chairman of the Company. The Option is held directly by FS.

FS acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are Elfriede Stronach, Belinda Stronach and Andrew Stronach, who are immediate family members of FS. FS is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include FS.

The Stronach Trust owns more than 99.9% of the outstanding voting securities of 445327. 445327 holds 726,829 Class B Shares of the Company (“Class B Shares”), which are convertible into an equivalent number of Class A Shares at any time at the option of 445327. Such Class B Shares represent approximately 55.5% of the total votes carried by the Class A Shares and the Class B Shares.

865714 Ontario Inc. (“865714”), an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management, beneficially owns 91,740 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it. Pursuant to a shareholder agreement, the Company may exercise dispositive power with respect to these Class B Shares.

Delaware Charter Guarantee & Trust (“Delaware Trust”), conducting business under the trade name Principal Trust Company, is the trustee of the Employees Deferred Profit Sharing Plan (the “US DPSP”), which beneficially owns 1,894,279 Class A Shares. Delaware Charter Guarantee & Trust has the power to vote the shares held in the US DPSP. However, as Chairman of the Company, FS has the right to direct Delaware Trust with respect to the voting and disposition of the Class A Shares held by the US DPSP.

Sun Life Financial Trust Inc. (“Sun Life”) is the trustee of the Magna Deferred Profit Sharing Plan (the “Canadian DPSP”), which beneficially owns 4,013,472 Class A Shares (including 111,595 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it). Sun Life has the power to vote the Class A Shares held by the Canadian DPSP. However, as Chairman of the Company, FS has the right to direct Sun Life with respect to the voting and disposition of the Class A Shares held by the Canadian DPSP.

FS is a partner of Stronach & Co. (“S&Co.”), an entity that provides consulting services to certain subsidiaries of the Company. S&Co. holds options to purchase a total of 548,475 Class A Shares.

The filing of this amendment shall not be construed as an admission that FS, the Stronach Trust or 445327 beneficially owns any Class A Shares that are not held directly by such persons. Without limitation of the foregoing, FS disclaims beneficial ownership of Class A Shares that are or may be deemed to be beneficially owned by S&Co., the Stronach Trust, 445327, the Company, 865714, the US DPSP or the Canadian DPSP for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of all such Class A Shares, (i) FS is the beneficial owner of 7,374,795 Class A Shares, representing 6.6% of the Class A Shares, (ii) the Stronach Trust is the beneficial owner of 818,569 Class A Shares, representing 0.7% of the Class A Shares and (iii) 445327 is the beneficial owner of 818,569 Class A Shares, representing 0.7% of the Class A Shares (in each case determined in accordance with Rule 13d-3).

(b)	Each reporting person may be deemed to have sole voting and dispositive power with respect to the Class A Shares that are or may be deemed to be beneficially owned by such person as described herein.

(c)	During the sixty days preceding the filing of this statement, FS may be deemed to have disposed of beneficial ownership of 40,295 Class A Shares that were disposed of by the US DPSP, net of shares acquired, in open market transactions and 34,269 Class A Shares that were disposed of by the Canadian DPSP net of shares acquired, in open market transactions in connection with account withdrawals by Plan participants. During the sixty days preceding the filing of this statement, neither the Stronach Trust nor 445327 disposed of beneficial ownership of any Class A Shares.

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The transaction contemplated by the Transaction Agreement would be effected by way of a court approved plan of arrangement (the “Plan of Arrangement”) under the laws of Ontario, Canada and is subject to court and regulatory approvals and, subject to court approval, the following shareholder approvals:

•	two-thirds of the votes cast by holders of the Class A Shares and Class B Shares represented at a shareholders meeting to be convened by the Company, voting together;

•	two-thirds of the votes cast by the holders of Class B Shares represented at such shareholders meeting, voting separately as a class;

•

a majority of the votes cast by holders of the Class A Shares and Class B Shares represented at such shareholders meeting, excluding shares held by 445327, the Principals and any other “insiders,” (as defined in the TSX Company Manual), voting together;

•	a majority of votes cast by holders of the Class A Shares represented at such shareholders meeting, excluding shares held by such “insiders,” voting separately as a class; and

•

with respect only to the redemption and modification of the Class B Shares described below, a majority of the Class B Shares represented at such shareholders meeting, excluding shares held by 445, the Principals, and certain other parties deemed to be “interested” shareholders under applicable Canadian law, voting separately as a class.

Completion of the transaction is also subject to finalizing definitive documentation and customary closing conditions. The Transaction Agreement may be terminated under certain circumstances before the effectiveness of the Plan of Arrangement, including (i) by mutual agreement of the Company, RM and 445327, (ii) by the Company on five days’ notice or by RM or 445327 if the Company’s board of directors fails to recommend, recommends against or withdraws, modifies or changes its approval or recommendation of the Plan of Arrangement in a manner adverse to RM, (iii) by the Company, 445327 or RM if the Certificate of Arrangement has not been issued before October 31, 2007 or such later date as may be mutually agreed from time to time, or (iv) by RM if the Company enters into certain transactions outside the ordinary course of business.

Pursuant to the Transaction Agreement, 445327 would, among other things, incorporate a wholly-owned subsidiary (“446”), which would, in turn, incorporate a wholly-owned subsidiary (“Newco”). Pursuant to the Plan of Arrangement, 445327 would transfer the 726,829 Class B Shares currently held by it to 446, which would in turn transfer such Class B Shares to Newco in return for 420 Class

B shares of Newco that would carry an approximately 53% voting interest and 42% dividend and liquidation entitlement. The remainder of the share capital of Newco would be divided such that (x) RM Sub would hold 420 Class C shares of Newco that would carry an approximately 36% voting interest and 42% dividend and liquidation entitlement (subject to certain contingencies and conditions) and (y) Donald J. Walker and Siegfried Wolf, who are the co-chief executive officers of the Company, and Vincent Galifi, Peter Koob and Jeffrey O. Palmer, who are current members of the Company’s management (collectively, the “Principals”), would hold together, indirectly, 130 Class A shares and 30 Class D non-voting shares of Newco that would represent in the aggregate an approximately 11% voting interest (shared equally as between Donald J. Walker and Siegfried Wolf only) and approximately a 16% dividend and liquidation entitlement in Newco. RM Sub’s interest in Newco would be issued in consideration for US$76,830,000, constituting 5% of the “RM Investment Amount” (being US$1,536,600,000) and the interest of the Principals in Newco would be issued in exchange for the transfer by the Principals to Newco of 605,000 Class A Shares currently held by them.

Further to the Plan of Arrangement, Newco would subscribe for 1,000,000 preferred shares of its wholly-owned subsidiary (“Newco II”) for cash equal to 5% of the RM Investment Amount. Newco would also own 100 voting shares of Newco II. RM Sub would subscribe for 100 non-voting common shares of Newco II and loan to Newco II an amount equal to the Canadian dollar equivalent of US$1,459,770,000, being 95% of the RM Investment Amount (the “Newco II Loan”). Newco II would subscribe for 20,000,000 Class A Shares at a price equal to the RM Investment Amount. The 20,000,000 Class A Shares held by Newco II would be pledged by Newco II as security for the Newco II Loan.

As a result of the transaction contemplated by the Transaction Agreement, Newco and Newco II would hold 20,605,000 Class A Shares and 726,829 Class B Shares, collectively representing approximately 56.9% of the total voting power of the Class A Shares and Class B Shares. If approved by the minority Class B shareholders pursuant to a special vote of the Class B Shareholders pursuant to the Plan of Arrangement: (i) the Company would acquire for cancellation all of the outstanding Class B Shares other than those held by Newco for C$114.00 in cash per Class B Share; and (ii) the number of votes per share attached to the Class B Shares would be reduced to 300 votes per Class B Share. As a consequence, Newco and Newco II would control Class A Shares and Class B Shares collectively representing approximately 68.8% of the total voting power of the Class A Shares and Class B Shares.

RM Sub is permitted to pledge some or all of the Newco and Newco II shares held by it, as well as the Newco II Loan and the 20,000,000 Class A Shares pledged to RM Sub as security for the Newco II Loan, to the person or persons providing financing to RM or RM Sub in respect of the RM Investment Amount.

As a result of the transaction contemplated by the Transaction Agreement, the shareholders of Newco would share in any dividends received on the Class A Shares and the Class B Shares held by Newco and Newco II. Under the terms of the Transaction Agreement, at any time after the second anniversary of the effective date of the Plan of Arrangement, RM Sub would have the right to sell its Newco shares and any Newco II shares it holds to Newco or its designee (the “RM Exit Right”) for a purchase price that would result in RM Sub receiving (a) the pre-tax value to Newco II of 20,000,000 Class A Shares up to the RM Investment Amount plus (b) 50% of the amount, if any, by which the pre-tax value to Newco and Newco II of 20,000,000 Class A Shares exceeds the RM Investment Amount less (c) 25% of the tax incurred by Newco and Newco II in connection with such buyback. In addition, at any time after the third anniversary of the effective date of the Plan of Arrangement, 446 would have the right to require RM Sub to sell its Newco shares and any Newco II shares it holds to Newco or its designee (the “446 Exit Right”) for a purchase price that would result in RM Sub receiving (x) the pre-tax value to Newco and Newco II of 20,000,000 Class A Shares up to the RM Investment Amount plus (y) the amount, if any, by which the pre-tax value to Newco and Newco II of 20,000,000 Class A Shares exceeds the RM Investment Amount less (z) any tax incurred by Newco and Newco II in connection with such buyback.

In connection with the transaction contemplated by the Transaction Agreement, RM Sub would enter into an agreement whereby, on the effective date of the Plan of Arrangement, it would invest a net amount of US$150 million for a 50% interest in a European company that provides the consulting services of Mr. Stronach in relation to the Company’s business outside Canada and Austria. As a result of this investment, RM would be entitled to a 50% share of consulting fees paid by the Company and its affiliates to S&Co. and its affiliates under the existing arrangements.

Newco Governance

Under the Transaction Agreement, 445, RM, RM Sub and the Principals would enter into one or more agreements governing their relationship with respect to Newco and Newco II. The terms of such agreements would specify, among other things, the following:

•

the board of directors of Newco would consist of 6 directors: 2 nominees of 446 (including the Chair), 2 nominees of RM Sub and each of the co-chief executive officers of the Company (being nominees of the Principals), provided that (i) if either of the co-chief executive officers ceases to serve as a Newco director, unless 446 and RM Sub otherwise agree, neither of the co-chief executive officers would be entitled to remain a director of Newco and the Principals would no longer be entitled to Newco Board representation and (ii) if either of the co-chief executive officers resigns as an executive officer of the Company, unless 446 and RM Sub otherwise agree, such co-chief executive officer would be entitled to continue to serve as a director of Newco;

•

each of 446 and RM Sub would have veto rights over all actions taken by Newco and Newco II, other than voting in respect of the election or removal of directors of the Company or Newco II (in accordance with the terms set out below);

•	446 and RM Sub would cause the Class A Shares and Class B Shares held by Newco and Newco II to be voted to effect the following in respect of the Company:

o	the Company’s board would consist of 14 directors: 6 nominees of 446 (including the Chair), 6 nominees of RM Sub and 2 nominees of the Principals (both co-chief executive officers of the Company);

o	at least 4 nominees of each of 446 and RM Sub must meet the independence requirements of applicable securities laws and stock exchange rules;

o	there would be governance guidelines that would provide that: (i) directors shall declare their interest and abstain from voting on all matters where there is an actual or perceived conflict, including, in the case of Principals who are directors, the appointment of members to Board committees or on any matter where 446 or RM Sub have declared a conflict; and (ii) any material transaction “out of the ordinary course of business” (as such term is defined in the Transaction Agreement) shall require the support of two-thirds of the Company’s directors;

•

without the prior approval of the Newco board of directors, neither RM Sub nor 446 (nor their respective affiliates nor their shareholders) would be permitted to acquire any additional shares of the Company, excluding Class A Shares which, when added to the Class A Shares held or controlled by Newco, Newco II and their shareholders (after giving effect to the exercise of any options held by them), would exceed 20% in aggregate of the Class A Shares outstanding; and

•	the board of directors of Newco II would be the same as the board of directors of Newco, unless otherwise agreed to by the Newco board of directors.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement

Exhibit B	Press Release dated May 10, 2007

Exhibit C	Transaction Agreement dated May 10, 2007

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of May 11, 2007

/s/ Frank Stronach Frank Stronach

THE STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President and Secretary

SCHEDULE A

445327 ONTARIO LIMITED

Name and Business Address	Present Principal Occupation	Citizenship
Belinda Stronach	Executive Vice-Chairman of the Company	Canada
Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
(905) 726-2462

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting each of the undersigned’s beneficial ownership of shares of the Class A Subordinate Voting Shares of Magna International, Inc. and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 11, 2007

/s/ Frank Stronach
Frank Stronach

THE STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President and Secretary

Exhibit B

Magna International Inc.	Basic Element
337 Magna Drive	30 Rochdelskaya Street
Aurora, Ontario L4G 7K1	Moscow 123022 Russia
Tel (905) 726-2462	Tel +7-495-720-5028
Fax (905) 726-7164	Fax +7-495-720-5168

JOINT PRESS RELEASE

MAGNA AND BASIC ELEMENT ANNOUNCE STRATEGIC INVESTMENT

May 10, 2007, Aurora, Ontario, Canada and Moscow, Russia - Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) and Basic Element today announced a major strategic investment in Magna by Russian Machines, a wholly owned subsidiary of Basic Element. This investment will accelerate Magna’s strategic efforts to capitalize on the growth opportunities within the Russian and other automotive markets, and align the interests of Russian Machines and the Stronach Trust, Magna’s controlling shareholder, with respect to Magna. Basic Element is one of the largest, privately held industrial conglomerates in Russia, and is beneficially held by Oleg Deripaska. Russian Machines holds an interest in Gaz Group which is Russia’s second-largest automotive company. This strategic investment is expected to expand Magna’s growth potential and create value for shareholders.

The Russian automotive market is among the fastest growing in the world. A number of the world’s leading automakers are expanding in Russia, where the local automotive supply base is still under development. The local automakers in Russia, which hold significant shares of their home market, operate vertically integrated manufacturing operations, an approach they are eager to streamline. Rising income per capita and a low level of car ownership per capita also make Russia an attractive market for Magna. More than 2 million cars were sold in Russia in 2006, a 20 percent increase compared to the previous year.

Frank Stronach, Magna’s Chairman commented: “This proposed alliance with Basic Element and its respected founder and Chairman, Oleg Deripaska, is an exciting opportunity for Magna. Our partnership will accelerate Magna’s growth in Russia and surrounding countries, markets that we see as holding significant opportunities for us. In addition, the culture, business philosophies and operating principles that have been the cornerstone of Magna’s success for more than 50 years, including employee profit sharing reflected in our Corporate Constitution and the Employee Charter principles, will be preserved and will continue to be our strength going forward.”

“We are always pursuing ways to advance our leading position within the Russian automotive sector,” said Oleg Deripaska, Chairman of the Supervisory Board of Basic Element and Chairman of the Board of Directors of Russian Machines. “Our partnership with Magna gives us unique competitive advantages and significant growth potential within domestic and neighbouring markets. I have always admired Magna’s technological strengths, its know-how and the talent and professionalism of its people. We have already had excellent cooperation in our projects in Russia, and also believe that Magna, as a truly global company, will help us achieve our international goals.”“We are always pursuing ways to advance our leading position within the Russian automotive sector,” said Oleg Deripaska, Chairman of the Supervisory Board of Basic Element and Chairman of the Board of Directors of Russian Machines. “Our partnership with Magna gives us unique competitive advantages and significant growth potential within domestic and neighbouring markets. I have always admired Magna’s technological strengths, its know-how and the talent and professionalism of its people. We have already had excellent cooperation in our projects in Russia, and also believe that Magna, as a truly global company, will help us achieve our international goals.”

Proposed Transaction

Under the terms of the transaction agreement entered into by Magna, the Stronach Trust and Russian Machines, Russian Machines would invest approximately US$1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. A new Canadian holding company (“Newco”), would hold the respective holdings in Magna of the Stronach Trust, Russian Machines, and certain principals who are also members of Magna’s executive management. Magna would continue to be a Canadian-based company whose shares are listed on the Toronto and New York Stock Exchanges.

Subject to acceptance and approval by the Toronto Stock Exchange, the 20 million Class A Subordinate Voting Shares of Magna would be issued for US$76.83 per share, representing the volume-weighted average closing price of Magna’s Class A Subordinate Voting Shares on the New York Stock Exchange over the 20 trading days ended April 20, 2007, the last trading day prior to the receipt of the proposal letter from Russian Machines.

Following completion of the transaction, each of the Stronach Trust and Russian Machines will be entitled to nominate six Board members including at least four independent directors. Magna’s Co-CEO’s will also be nominated to serve as directors on the 14 member Board.

In addition, under the terms of the proposed transaction:

•

Subject to the approval of a “majority of the minority” of the holders of Class B Shares, Magna would repurchase all Class B shares not held by the Stronach Trust for cash consideration of Cdn$114.00, representing a premium of approximately 30% over the volume-weighted average closing price of Magna’s Class A Subordinate Voting Shares on the Toronto Stock Exchange over the 20 trading days ended April 20, 2007. The effective cost to Magna of the repurchase is approximately Cdn$24.8 million. Concurrent with the repurchase of such Class B shares of Magna, the voting power of each remaining Class B share would be reduced to 300 votes per share, in order to maintain approximately the same level of control of Magna that is currently exercised by Frank Stronach and the Stronach Trust,

•

Russian Machines would commit to use commercially reasonable efforts to assist and support Magna in identifying, developing and implementing opportunities in the Russian and other automotive markets, and

•

Russian Machines would invest a net amount of $150 million for a 50% interest in a European company that provides the consulting services of Mr. Stronach in relation to Magna’s business outside Canada and Austria. As a result of this investment, Russian Machines would be entitled to a 50% share of consulting fees paid by Magna and its affiliates to Stronach & Co. and its affiliates under the existing arrangements.

The transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to court, regulatory and shareholder approvals, including “majority of the minority” approval of the holders of the Class A Subordinate Voting Shares, voting as a separate class. Completion of the proposed transaction is also subject to finalizing definitive documentation, including a shareholders’ agreement in respect of Newco, and customary closing conditions.

The transaction agreement was approved by the Magna board of directors after receiving the unanimous recommendation of a Special Committee of independent directors of Magna comprised of Messrs. Michael D. Harris, who acted as Chairman, Klaus Mangold, Donald Resnick, Franz Vranitzky, and Lawrence D. Worrall. The Special Committee retained Fasken Martineau to act as its independent legal advisor and CIBC World Markets to act as its independent financial advisor.

Details of the proposed transaction will be set out in the proxy solicitation materials that will be mailed to shareholders of Magna in due course in connection with a special meeting of shareholders to be called to consider the transaction. It is anticipated that the special meeting of shareholders would be held in the third quarter of 2007.

Substantial Issuer Bid

Conditional upon the completion of the transaction and subject to regulatory approval, Magna intends to conduct a substantial issuer bid to repurchase up to 20 million outstanding Class A Subordinate Voting Shares. Additional information concerning this potential substantial issuer bid is provided later in this Joint Press Release.

CONTACTS:

For Magna:

Vincent J. Galifi, Executive Vice-President and Chief Financial Officer

(905) 726-7100

For Basic Element and Russian Machines:

Joele Frank/Eric Brielmann

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

ebrielmann@joelefrank.com

Ian Blair

Hill & Knowlton Canada

(416) 454-6262

Ian.blair@hillandknowlton.ca

Basic Element Press Office

Tel.: +7 – 495 – 720 50 28

About Magna

Magna is the most diversified automotive supplier in the world. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Magna’s capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

Magna has approximately 83,000 employees in 235 manufacturing operations and 62 product development and engineering centres in 23 countries.

About Basic Element

Basic Element is a diversified holding company founded in 1997 (known as Sibirsky Aluminium until 2001) with assets in Russia and abroad. Basic Element’s core assets are in 6 sectors – Energy, Machinery, Resources, Financial Services, Construction and Development. The consolidated revenues of the Group’s enterprises in 2006 amounted to over $18 billion. The Group employs 240,000 people. Enterprises of the Basic Element Group are located in Russia and in countries of the CIS, Europe, Africa, Latin America, as well as in Australia.

About Russian Machines

Russian Machines is a diversified holding company in the machinery building industry with origins and strength in Russia that is rapidly becoming a truly global player. Russian Machines represents the Machinery Sector of the diversified holding company Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor, and train car manufacturer Abakanvagonmash. The 2006 estimated consolidated revenues of Russian Machines were approximately US$5 billion. Russian Machine’s subsidiaries currently employ approximately 130,000 people and have a unique role in helping to raise the profile of Russia’s machinery-building industry and fostering its integration into the global marketplace. GAZ Group is Russia’s second-largest automotive company with significant operations, including the manufacturing of vans, trucks, buses, construction equipment and cars and is the fourth largest buses and seventh-largest light commercial vehicle manufacturer worldwide.

Magna will hold a conference call for interested analysts and shareholders to discuss the proposed transaction this morning at 8:30a.m. EDT. The conference call will be co-chaired by Don Walker and Siegfried Wolf, Magna’s co-Chief Executive Officers. The number to use for this call is 1-888-565-3922. The number for overseas callers is 1-706-679-9940. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on Magna’s website prior to the call. Both the webcast and the slide presentation can be found in the Investors section of Magna’s website under Calendar of Events & Presentations.

For further information, please contact Louis Tonelli, Magna’s Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please call 905-726-7103.

ABOUT ANY TENDER OFFER FOR CLASS A SUBORDINATE VOTING SHARES

If Magna proceeds with the substantial issuer bid (referred to as an issuer tender offer in the United States), shareholders are strongly encouraged to carefully read all offer documents if and when these become available because they would contain important information about the offer. The Magna Board of Directors has not yet approved any tender offer. This Press Release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares of Magna’s Class A Subordinate Voting Shares. Solicitation of offers to purchase Magna’s Class A Subordinate Voting Shares would only be made pursuant to offer documents that Magna would distribute to its shareholders after filing such offer documents with the applicable securities regulatory authorities.

Any tender offer documents required to be filed in the United States, including Schedule TO and related exhibits, along with all other documents that Magna would be required to file with the Securities and Exchange Commission, would be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling J. Brian Colburn, Magna’s Executive Vice-President and Secretary, at 905-726-2462. In addition, such documents would be delivered without charge to all holders of Class A Subordinate Voting Shares.

MAGNA’S FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding Magna’s future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Magna uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna’s expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, execution of definitive agreements, regulatory, court and shareholder approvals and satisfaction of closing conditions, as well as the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal of Magna’s customers of any material contracts; Magna’s ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; Magna’s ability to offset price concessions demanded by its customers; Magna’s dependence on outsourcing by its customers; Magna’s ability to compete with suppliers with operations in low cost countries; changes in Magna’s mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as its ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of Magna’s suppliers and customers; the inability of Magna’s customers to meet their financial obligations to it; Magna’s ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of Magna’s insurance coverage; expenses related to the restructuring and rationalization of some of its operations; impairment charges; Magna’s ability to successfully identify, complete and integrate acquisitions, potentially including a transaction involving the Chrysler Group; risks associated with new program launches; legal claims against Magna; risks of conducting business in foreign countries; unionization activities at Magna’s facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving Magna’s controlling shareholder, the Stronach Trust; and other factors set out in Magna’s Annual Information Form filed with securities commissions in Canada and its annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, Magna does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Exhibit C

EXECUTION COPY

TRANSACTION AGREEMENT

May 10, 2007

-i-

TABLE OF CONTENTS

(continued)

		Page
ARTICLE 5
	CLOSING CONDITIONS	21
5.1	Mutual Conditions	21
5.2	Conditions in favour of Magna	22
5.3	Conditions in favour of RM	23
5.4	Conditions in favour of 445	24

ARTICLE 6
	TERMINATION	25
6.1	Termination	25
6.2	Remedies	26
6.3	Expenses	26

ARTICLE 7
	CLOSING ARRANGEMENTS	27
7.1	Closing	27

ARTICLE 8
	MISCELLANEOUS	27
8.1	Notices	27
8.2	Arbitration	31
8.3	Counterparts	31

SCHEDULE “A” PLAN OF ARRANGEMENT TERMS

SCHEDULE “B” NEWCO SHAREHOLDERS AGREEMENT TERMS

SCHEDULE “C” REGULATORY APPROVALS

SCHEDULE “D” PRINCIPALS AGREEMENT TERMS

-ii-

TRANSACTION AGREEMENT

THIS AGREEMENT made the 10th day of May, 2007.

BETWEEN:

MAGNA INTERNATIONAL INC., a corporation

existing under the laws of the Province of Ontario,

(hereinafter referred to as “Magna”),

- and -

OPEN JOINT STOCK COMPANY RUSSIAN

MACHINES, a company existing under the laws

of Russia,

(hereinafter referred to as “RM”),

- and -

VELERON HOLDING B.V. i.o., a company

existing under the laws of The Netherlands,

(hereinafter referred to as “RM Sub”),

- and -

445327 ONTARIO LIMITED, a corporation

existing under the laws of the Province of Ontario,

(hereinafter referred to as “445”),

- and -

THE STRONACH TRUST, a trust existing

under the laws of Ontario,

(hereinafter referred to as the “Trust”),

- and -

the individuals listed in Schedule “D”,

(each hereinafter referred to as a “Principal” and

together, the “Principals”)

WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement:

“446” means a new corporation to be incorporated by 445 under the provisions of the OBCA;

“446 Exit” has the meaning set out in Schedule “B”;

“Agreement” means this agreement, including all exhibits and schedules hereto, and all amendments or restatements as permitted hereunder;

“Affiliate” has the meaning set out in the OBCA;

“Alternative Proposal” means any bona fide proposal by a third party to (a) enter into a strategic investment in excess of $1 billion in Magna through a direct or indirect acquisition of treasury shares issued by Magna, (b) acquire a controlling interest in Magna or (c) acquire a direct or indirect ownership or other interest (other than a de minimus interest) in Magna Class B Shares currently held by 445, in each case excluding the transactions contemplated by the Arrangement;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto as of the Effective Time and which have the force of law in any jurisdiction in which Magna conducts business;

“Arrangement” has the meaning set out in Section 2.1(a);

“Arrangement Resolution” means the special resolution of the holders of Magna Class A Shares and Magna Class B Shares in respect of the Plan of Arrangement to be considered at the Magna Meeting;

“Articles of Arrangement” means the articles of arrangement of Magna in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Associate” has the meaning set out in the Securities Act (Ontario);

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, New York, New York and Moscow, Russia, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia;

“Canadian DPSP” means the Magna Deferred Profit Sharing Plan (Canada);

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Collateral Realization” has the meaning set out in Schedule “B”;

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied;

“Court” means the Superior Court of Justice (Ontario);

“Court Orders” means the Interim Order and the Final Order;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” means the rights of dissent of the Magna Minority Class B Shareholders granted pursuant to the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“European Transaction Agreement” means the agreement between RM Sub, Stronach & Co. and Styria Management Limited entered into contemporaneously herewith;

“Exchange Agreement” means the exchange agreement to be entered into by Magna, Newco and RM Sub on the Effective Date as contemplated by paragraph 14 of Schedule “A”;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the TSX and the NYSE, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interested Class B Shareholders” means, collectively, (i) 445, the Principals, 865714 Ontario Inc., the MIC Trust and the MAG Trust, (ii) any related party of 445, the Principals, 865714 Ontario Inc., the MIC Trust or the MAG Trust, within the meaning of Rule 61-501 and Regulation Q-27, subject to the exceptions set out therein, (iii) any other interested party to the Arrangement within the meaning of Rule 61-501 and Regulation Q-27, and (iv) any person that is a joint actor with any of the foregoing for the purposes of Rule 61-501 and Regulation Q-27 and, for greater certainty, Interested Class B Shareholders shall not include the Canadian DPSP as the Magna Class B Shares held by the Canadian DPSP will be voted by the trustee thereof in accordance with the instructions of the beneficial holders of Magna Class B Shares therein;

“Interim Order” means the interim order of the Court as contemplated by Section 2.4, providing for, among other things, the calling and holding of the Magna Meeting, as the same may be amended by the Court;

“Magna Board” means the board of directors of Magna;

“Magna Business” means the business and operations currently carried on by Magna;

“Magna Circular” means the management information circular/proxy statement to be delivered to holders of Magna Class A Shares and Magna Class B Shares in connection with the Magna Meeting, including all schedules and exhibits thereto and any amendments or supplements made thereto;

“Magna Class A Share” means a Class A Subordinate Voting Share in the capital of Magna;

“Magna Class B Share” means a Class B Share in the capital of Magna;

“Magna Group” means Magna and its Subsidiaries, taken as a whole;

“Magna Material Contract” means any Contract to which any member of the Magna Group is a party or by which any member of the Magna Group is bound that is material to the business, operations or prospects of the Magna Group taken as a whole;

“Magna Meeting” means the special meeting of Magna Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Magna Minority Class B Shareholders” means all holders of Magna Class B Shares, other than the Interested Class B Shareholders;

“Magna Shareholders” means collectively (i) the holders of Magna Class A Shares and (ii) the holders of Magna Class B Shares;

“Material Adverse Effect” means any matter, event or occurrence that: (i) has materially adversely affected or would reasonably be expected to materially adversely affect the business, financial condition or prospects of the Magna Group; (ii) has materially impaired or would reasonably be expected to materially impair the ability of Magna to conduct its business in the ordinary course; or (iii) prevents or would reasonably be expected to prevent or significantly delay the completion of the Arrangement or Magna’s ability to perform its obligations under this Agreement;

“Newco” means a new corporation to be incorporated under the laws of Canada by 446 which will have the share terms that include those reflected in Schedule “A”;

“Newco Parties” means, collectively, RM, RM Sub, 445 and the Principals;

“Newco Shareholders Agreement” means, collectively, agreements among two or more of 446, RM Sub, Newco or Newco II reflecting, in the aggregate, the terms set out in Schedule “B”;

“Newco II” means a new corporation to be incorporated under the laws of Canada by Newco;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

“Out of the Ordinary Course Transaction” means, in respect of the Magna Group, a commitment or agreement to: (i) incur or assume any indebtedness for borrowed money in excess of $500 million in the aggregate or guarantee any indebtedness in excess of $500 million in the aggregate; (ii) acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets, having a value in excess of $250 million, in a single transaction or series of related transactions; (iii) divest any business or any corporation, partnership, association or other business organization or division of the Magna Group, or otherwise sell any assets of the Magna Group, having a value in excess of $250 million, in a single transaction or series of related transactions; (iv) invest in or acquire any non-automotive businesses in excess of $20 million in the aggregate; (v) except for transactions referred to in paragraph (vi), enter into or amend any oral or written contract or related party transaction with any of Frank Stronach, 445 or the Trust or any of their respective Affiliates, unless any such transaction or proposed transaction has been publicly disclosed by Magna or otherwise disclosed to RM by Magna prior to the execution of this Agreement; (vi) enter into any transactions in respect of real property or any amendments thereto with MI Developments Inc. or its Subsidiaries unless any such transaction or amendment has been approved by a majority of the independent directors or by a committee of independent directors of Magna; or (vii) issue treasury shares in the capital of Magna having a value in excess of $100 million, in the aggregate, other than shares issued by Magna pursuant to the terms of outstanding options, convertible debt or other securities of Magna that are convertible into, or exchangeable or exerciseable for shares of Magna;

“Outside Date” means October 31, 2007 or such later date as may be mutually agreed from time to time by the Parties;

“Party” means a signatory to this Agreement;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the definitive plan of arrangement reflecting the terms set out in Schedule “A”, and includes those agreements to be entered into in accordance with the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Effective Date Period” means the period from the date of this Agreement to the Effective Time;

“Principals Agreement” means the agreement between the Principals and Newco reflecting the terms set out in Schedule “D”;

“Registration Rights Agreement” has the meaning set out in Section 4.5(d);

“Regulation Q-27” means Regulation Q-27: Protection of minority securityholders in the course of certain transactions of the Autorité des marchés financiers du Québec;

“Regulatory Approvals” means those rulings, consents, orders, exemptions, permits, waivers, authorizations, agreements, certificates, clearances and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity that are necessary in connection with the Arrangement, as set out in Schedule “C” hereto;

“RM’s Lender” has the meaning set out in Schedule “B”;

“RM Sub Exit” means the transactions contemplated by Section 10 of Schedule “A”;

“Rule 61-501” means Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions of the Ontario Securities Commission;

“Securities Act” means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

“Special Committee” means the special committee of independent directors of the Magna Board constituted to consider and make recommendations in respect of the Arrangement;

“Subsidiary” means, in respect of a Party, a subsidiary (as that term is defined in the OBCA as now in effect) of that Party and any other person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50%; and

“TSX” means the Toronto Stock Exchange.

1.2	Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

1.3	Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4	Interpretation.

In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. Wherever the word “include” or any grammatical variation appears in this Agreement, it shall be deemed to be followed by the phrase “without limitation”. Wherever used in this Agreement, unless otherwise specifically indicated, the terms “material change,” “material fact” and “misrepresentation” shall have the respective meanings ascribed thereto in the Securities Act.

1.5	Entire Agreement.

This Agreement, together with the documents to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

1.6	Time of Essence.

Time shall be of the essence of this Agreement.

1.7	Applicable Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Section 8.2, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.8	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

1.9	Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties. RM Sub shall be permitted to assign its rights and obligations hereunder to a direct or indirect wholly-owned subsidiary of the ultimate controlling shareholder of RM.

1.10     Amendment and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided; provided, however, that the consent of the Principals shall only be required in respect of amendments or waivers that relate to their rights and obligations hereunder and the consent of the Trust shall only be required in respect of amendments or waivers that relate to its rights and obligations hereunder.

1.11     No Strict Construction.

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.12     Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.13     Business Day.

Any action or payment required or permitted to be taken or made hereunder on a day that is not a Business Day may be taken or made on the next following Business Day.

1.14     Knowledge.

Where any representation or warranty contained in this Agreement is qualified by any reference to the knowledge of Magna it refers to the actual knowledge, in their capacity as officers of Magna and not in their personal capacity, of the Co-Chief Executive Officers and the Chief Financial Officer of Magna.

1.15     Exhibits and Schedules.

The following Exhibits and Schedules are attached to and form part of this Agreement:

Schedule	Description
Schedule “A”	Pre-Arrangement Steps and Plan of Arrangement Terms

Schedule “B”	Newco Shareholders Agreement Terms

Schedule “C”	Regulatory Approvals

Schedule “D”	Principals Agreement Terms

ARTICLE 2

THE TRANSACTIONS

2.1	The Arrangement.

Subject to the provisions of this Agreement, including satisfaction or waiver of the conditions set out in Article 5:

(a)	the Newco Parties and Magna agree to proceed with the proposed arrangement (the “Arrangement”) under the provisions of Section 182 of the OBCA to be set out in the Plan of Arrangement; and

(b)	Newco and the Newco Parties, to the extent they are parties thereto, agree to be bound by the terms set out in Schedules “B” and “D”.

2.2	Implementation Steps.

(a)	As soon as reasonably practicable and subject to the terms and conditions of this Agreement, the Parties agree to finalize the terms of the Plan of Arrangement, including the Exchange Agreement.

(b)	As soon as reasonably practicable and in any event within 30 days following the date of execution of this Agreement, the Newco Parties shall prepare, settle and finalize, and provide to Magna, the form of each of the Newco Shareholders Agreement and the Principals Agreement, it being understood that:

(i)	the Newco Shareholders Agreement and the Principals Agreement shall not include any material terms other than (A) those terms set out in Schedules “B” and “D”, respectively, and (B) terms reasonably ancillary thereto as required to give full effect to the provisions and intent of such Schedules;

(ii)

in preparing, settling and finalizing the Newco Shareholders Agreement and the Principals Agreement, neither Magna nor any Newco Party shall seek to introduce any terms that are inconsistent with the terms set out in

Schedules “B” and “D”, respectively, or that would create any significant rights or impose any significant obligations not contemplated by such Schedules; and

(iii)	the terms of such finalized forms of agreement, once provided to Magna, may not thereafter be varied without the prior written consent of the Newco Parties and Magna prior to their execution.

(c)	As soon as reasonably practicable following the completion of the matters referred to in Sections 2.2(a) and (b), and subject to the terms and conditions of this Agreement, Magna shall take the following actions:

(i)	apply for the Interim Order in accordance with Section 2.4;

(ii)	convene and hold the Magna Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(iii)	subject to compliance by the directors and officers of Magna with their fiduciary duties, use commercially reasonable efforts to solicit proxies in respect of the Arrangement Resolution;

(iv)	subject to obtaining the approvals required by the Interim Order, use commercially reasonable efforts to pursue the application to the Court for the Final Order; and

(v)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained, on the date contemplated in Section 7.1, send to the Director the Articles of Arrangement for endorsement thereon of the Certificate of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3	Magna Circular and Meeting.

(a)	Magna shall prepare the Magna Circular and shall permit the Newco Parties and their respective counsel to review and comment on the Magna Circular, all documents sent with the Magna Circular, all documents filed with the Court in connection with the transactions contemplated hereby and any amendments thereto, recognizing that whether or not such comments are ultimately included will be determined by the Magna Board, acting reasonably. As soon as reasonably practicable and after obtaining the Interim Order, Magna shall cause the Magna Circular and other documentation required in connection with the Magna Meeting to be sent to Magna Shareholders and to be filed with applicable Governmental Entities, as required by the Interim Order and Applicable Laws.

(b)	Magna and, to the extent applicable, the Newco Parties shall ensure that the Magna Circular and such other documents and filings comply in all material respects with the requirements of the OBCA and other Applicable Laws.

(c)	Each of the Newco Parties shall ensure that any information provided by it for inclusion or incorporation by reference into the Magna Circular does not, as of its date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

2.4	Interim and Final Orders.

The application referred to in Section 2.2(c) shall request that the Interim Order provide:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement Resolution and the Magna Meeting and the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be: (A) 66 2/3% of the votes cast by the holders of Magna Class A Shares and Magna Class B Shares voting together as a single class, present in person or represented by proxy at the Magna Meeting; (B) 66 2/3% of the votes cast by the holders of Magna Class B Shares, voting separately as a class, present in person or represented by proxy at the Magna Meeting; (C) a simple majority of the votes cast by holders of Magna Class A Shares and Magna Class B Shares voting together as a single class, present in person or represented by proxy at the Magna Meeting, excluding the votes attached to Magna Class A Shares or Magna Class B Shares held by 445, the Principals or any other “insiders” (as defined in the TSX Company Manual) participating in the Arrangement; (D) a simple majority of the votes cast by holders of Magna Class A Shares, voting separately as a class, present in person or represented by proxy at the Magna Meeting, excluding the votes attached to Magna Class A Shares held by 445, the Principals or any other “insiders” (as defined in the TSX Company Manual) participating in the Arrangement; and (E) such other shareholder approvals as may be required by Applicable Law, any Governmental Entity or the Court;

(c)	that the requisite approval for the inclusion in the Plan of Arrangement of steps 15 and 16 of Schedule “A” shall be, in addition to the requisite approval set out in Section 2.4(b), a simple majority of the votes cast by the Magna Minority Class B Shareholders, voting separately as a class, present in person or represented by proxy at the Magna Meeting;

(d)	that, in all other respects, the provisions of the by-laws and articles of Magna, including quorum requirements and all other applicable matters, shall apply in respect of the Magna Meeting; and

(e)	for the grant of the Dissent Rights.

2.5	Preparation of Filings.

(a)	The Parties shall cooperate in:

(i)	the preparation of any application for the Court Orders and the preparation of any other documents reasonably considered by the Parties to be necessary to discharge their respective obligations under Applicable Laws in connection with the transactions contemplated hereby; and

(ii)	the taking of all such actions as may be required under Applicable Laws in connection with the transactions contemplated hereby.

(b)	Each Party shall furnish to the other Parties all such information concerning it and its Affiliates and Associates as may reasonably be required to effect the actions described in Sections 2.2 and 2.3 and the foregoing provisions of this Section 2.5, and each Party covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the transactions contemplated thereby will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

(c)	Each Party shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that the Magna Circular or an application for a Regulatory Approval or Court Order described in Sections 2.2, 2.4 or 2.5(a)(i) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Magna Circular or such application. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Magna Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Magna Shareholders and/or filed with applicable Governmental Entities.

2.6	Fiduciary Duties.

Nothing contained herein shall be construed to require the Magna Board to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under Applicable Laws as advised by its counsel. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, the Magna Board may change its recommendation in respect of the Arrangement Resolution and may (i) delay the holding of the Magna Meeting in order to communicate to Magna Shareholders any decision to change its recommendation or to seek an amendment to the Arrangement, the Interim Order or the terms of this Agreement, provided that Magna shall have notified the Newco Parties regarding its intention to do any of the foregoing prior to announcing its intention to take any steps in connection therewith, or (ii) terminate the Agreement pursuant to Section 6.1.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Magna.

Magna represents and warrants to and in favour of RM, RM Sub and 445 as follows (and, in the case of 445, represents and warrants only as to the matters set out in paragraphs (b), (c), (d) and (e)) and acknowledges that RM, RM Sub and 445 are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Magna is a corporation validly existing under the laws of the Province of Ontario, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

(b)	Corporate Authority and Enforceability. Subject to the approval by the Magna Board of the Plan of Arrangement, to obtaining the Magna Shareholder approvals referred to in Sections 2.4(b) and (c) and the receipt of the Court Orders, Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against Magna by the Newco Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	Approval by Magna Board. The Magna Board has received a fairness opinion from CIBC World Markets Inc. to the effect that, among other things, as of the date of the opinion, the consideration offered to holders of Magna Class B Shares under the Plan of Arrangement is fair, from a financial point of view, to Magna Minority Class B Shareholders. After receiving the unanimous recommendation of the Special Committee, the Magna Board has approved the execution and delivery of this Agreement.

(d)

No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Magna Group under (i) any Magna Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Magna Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Magna Group or (iv) any Applicable Law, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect. Except for the Regulatory Approvals and the Court Orders, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Magna Group in connection with the execution and delivery of this Agreement or the consummation by Magna of the Arrangement.

(e)	Magna Class A Shares. The Magna Class A Shares required to be issued to Newco II pursuant to the Plan of Arrangement will be duly authorized and validly issued by Magna as fully paid and non-assessable shares of Magna. No order, ruling or determination having the effect of precluding the issuance or delivery of such shares or ceasing, suspending or restricting the trading of such shares or any other securities of Magna in any jurisdiction, has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of Magna, are contemplated or threatened.

(f)	Share Capital. The authorized share capital of Magna consists of an unlimited number of Magna Class A Shares, 1,412,341 Magna Class B Shares and 99,760,000 preferred shares, issuable in series, of which 108,862,850 Magna Class A shares, 1,092,933 Magna Class B Shares and no preferred shares are issued and outstanding as of April 30, 2007. In addition, as of April 30, 2007, 3,509,125 Magna Class A Shares have been reserved for issuance upon the exercise of outstanding options or pursuant to future option grants. Except as publicly disclosed, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Magna to issue or sell any shares of Magna or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Magna. There are no bonds, debentures or other evidences of indebtedness of Magna outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with shareholders of Magna on any matter.

(g)	Public Disclosure. Magna is a reporting issuer under the Securities Act and is not in default of any of its requirements under NI 51-102 or any other continuous disclosure requirements under any Applicable Laws. The documents or information filed by Magna under applicable securities laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Magna has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange which remains confidential as of the date of this Agreement.

(h)

Financial Statements. The audited consolidated financial statements of Magna (including the notes thereto) as at and for the years ended December 31, 2006 and 2005 and the unaudited consolidated interim financial statements of Magna as at and for the three months ended March 31, 2007 present fairly in all material respects the financial condition of Magna and the financial information presented therein for the periods and as at the dates thereof. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada in effect at the date of such financial statements (subject only to year-end adjustments in the case of the interim unaudited consolidated financial statements).

(i)	Absence of Unusual Transactions or Events. Except as publicly disclosed or disclosed to RM prior to the execution of this Agreement, since December 31, 2006: (i) the Magna Business has been carried on only in the ordinary course of business; and (ii) there has not been any effect, event, development or change that has had or is reasonably expected to have a Material Adverse Effect, other than any effect, event, development or change after the date of this Agreement arising out of or resulting from: (A) matters, events or occurrences in general political, financial or economic conditions, industry trends and similar matters that generally affect the economy in the markets in which the Magna Group does business or the securities markets in Canada or the United States or the industries in which the Magna Group compete and which do not have a materially disproportionate adverse effect on the Magna Group, taken as a whole, or (B) matters, events or occurrences publicly disclosed or disclosed in writing by Magna to RM prior to the execution of this Agreement.

(j)	Agreements with Related Parties. Except as publicly disclosed or disclosed in writing by Magna to RM prior to the execution of this Agreement, Magna is not a party to any oral or written material agreements with Frank Stronach, 445, the Trust or any of their respective Affiliates.

(k)	Litigation. Except as publicly disclosed or disclosed to RM prior to the execution of this Agreement: (i) there is no suit, action, dispute, civil or criminal litigation, arbitration, legal, administrative or other proceeding or governmental investigation, including appeals and applications for review, in progress, pending or, to the knowledge of Magna, threatened against Magna or any of its subsidiaries or relating to the business, properties or assets of Magna or any of its subsidiaries that has had or is reasonably expected to have a Material Adverse Effect or which questions the validity of the issuance of the Magna Class A Shares required to be issued pursuant to the Plan of Arrangement or any action taken or to be taken by Magna pursuant to or in connection with this Agreement; (ii) to the knowledge of Magna, no circumstances have occurred which would give rise to any such suit, action, dispute, litigation, arbitration, proceeding or investigation that has a reasonable likelihood of success and that if adversely decided would, in Magna’s reasonable judgment, have a Material Adverse Effect; and (iii) there is not presently outstanding against Magna or any of Magna’s subsidiaries any judgment, execution, decree, injunction, writ or order of any regulatory authority, court, tribunal, instrumentality, or arbitrator which has had or is reasonably expected to have a Material Adverse Effect.

3.2	Representations and Warranties of 445 and the Trust.

445 and the Trust jointly and severally represent and warrant to and in favour of Magna and RM as follows and acknowledge that each of Magna, RM and RM Sub is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. 445 is a corporation validly existing under the laws of Ontario, and 445 has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

(b)	Authority and Enforceability. 445 has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. The Trust has full right and all necessary authority to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered by 445 and the Trust and is a legal, valid and binding obligation of such Party, enforceable against such Party by Magna, RM and RM Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of 445, the Trust or their respective Subsidiaries under (i) any material Contract to which it is a party, (ii) any provision of the articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for the Regulatory Approvals and Court Orders, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by 445 or the Trust in connection with the execution and delivery of this Agreement or the consummation by it of the Arrangement.

(d)	Investment Canada. Each of 445 and the Trust is not a non-Canadian for the purposes of the Investment Canada Act (Canada).

3.3	Representations and Warranties of RM and RM Sub.

RM and RM Sub jointly and severally represent and warrant to and in favour of Magna, 445 and the Trust as follows and acknowledge that each of Magna, 445 and the Trust is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. RM is a company validly existing under the laws of Russia and RM Sub is a company validly existing under the laws of The Netherlands and each has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

(b)

Authority and Enforceability. Each of RM and RM Sub has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by RM and RM Sub and is a legal, valid and binding obligation of such Party, enforceable against such Party by Magna, 445 and the

Trust in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of RM or RM Sub under (i) any material Contract to which it is a party, (ii) any provision of the articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for the Regulatory Approvals and Court Orders, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by RM or RM Sub in connection with the execution and delivery of this Agreement or the consummation by it of the Arrangement.

(d)	Availability of Funds. RM Sub has or will have sufficient cash on hand or available to it under existing credit facilities to capitalize Newco and Newco II in accordance with the Plan of Arrangement. As of the date hereof, RM knows of no circumstance or condition that could be reasonably expected to prevent the availability of such funds at the Effective Time.

3.4	Survival of Representations and Warranties.

All representations and warranties contained in this Agreement and in all certificates delivered pursuant to this Agreement shall survive until the date that is 15 months after the Effective Time.

ARTICLE 4

COVENANTS

4.1	Covenants of Magna.

Without in any way limiting the obligations of Magna under this Agreement, except (x) as contemplated hereby, or (y) as otherwise agreed in writing by the Parties, during the Pre-Effective Date Period:

(a)	Notice of Certain Events. Magna shall promptly advise the Newco Parties if Magna becomes aware of:

(i)	any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by Magna in this Agreement untrue or inaccurate in any material respect if made on or as of the Effective Date; or

(ii)	any matter, event or occurrence that constitutes a Material Adverse Effect;

(b)	Listing of Magna Class A Shares. Magna shall use commercially reasonable efforts to cause the listing on the TSX of the Magna Class A Shares to be issued under the Arrangement at the Effective Time;

(c)	Magna Class A Shares. Magna shall not make any change in or reclassify the Magna Class A Shares, including by way of consolidation, subdivision, amalgamation, arrangement or merger or a similar transaction, unless Magna and the Newco Parties agree to amend the Plan of Arrangement in an appropriate manner;

(d)	Conduct of Business. Magna shall not, and shall not permit any Subsidiary to, take any action that would, or that could reasonably be expected to, result in any of the conditions to the Arrangement (including the steps described in Article 2) not being satisfied; and

(e)	Notice and Consultation. Magna agrees to provide RM with reasonable notice in writing of any proposal to accept, approve or enter into an agreement relating to an Out of the Ordinary Course Transaction, together with a reasonable description of the proposed transaction consistent with the form of description provided to the Magna Board, and to consult with RM prior to accepting, approving or entering into an agreement relating to an Out of the Ordinary Course Transaction. Following Magna’s determination to accept, approve or enter into an agreement relating to an Out of the Ordinary Course Transaction, Magna shall notify RM of such determination, and RM may terminate this Agreement within 15 days following the date RM received such notice.

4.2	Covenants of the Newco Parties.

Without in any way limiting the obligations of the Newco Parties under this Agreement, except (x) as contemplated hereby, or (y) as otherwise agreed in writing by Magna and the Newco Parties, during the Pre-Effective Date Period (or, in the case of Section 4.2(d), for such longer period as may be in effect pursuant to Section 6.2):

(a)	Restriction on Certain Activities. Each of the Newco Parties shall not do or permit to be done or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty or a material breach of any covenant or other provision of this Agreement;

(b)	Notice of Certain Events. Each of the Newco Parties shall promptly advise an authorized officer of Magna orally and, if then requested by Magna, in writing if any of the Newco Parties becomes aware of:

(i)	any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by any of the Newco Parties in this Agreement untrue or inaccurate if made on or as of the Effective Date; or

(ii)	any matter, event or occurrence that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Arrangement;

(c)	Deposit of Consideration. In accordance with the Plan of Arrangement and subject to the terms and conditions of this Agreement, (i) the Newco Parties shall capitalize Newco, (ii) RM Sub shall capitalize Newco II, and (iii) RM Sub and 445 shall cause (A) Newco to capitalize Newco II and (B) Newco II to subscribe for the Magna Class A Shares to be issued by Magna under the Plan of Arrangement;

(d)	Voting. Except as contemplated by this Agreement or the Plan of Arrangement, (i) each of 445 and the Trust agrees that 445 shall own, and the Trust shall cause 445 to own, 726,829 Magna Class B Shares and will not participate in any Alternative Proposal and (ii) at any and all meetings of Magna Shareholders called to consider or approve the transactions contemplated by this Agreement, or at any adjournment thereof or in any other circumstances upon which a vote, consent (including unanimous written consent), agreement or other approval (whether or not to consider or approve the transactions contemplated by this Agreement) is sought, each of 445 and the Trust shall vote, and shall cause their Subsidiaries to vote, any Magna Shares held by them in favour of the Arrangement and against any Alternative Proposal; and

(e)	RM Sub. RM shall cause RM Sub or its permitted assigns to effect the payment and performance of all liabilities and obligations of RM Sub arising under and in connection with this Agreement and the transactions contemplated by the Arrangement.

4.3	Covenants Concerning Regulatory Approvals.

(a)	Each of the Newco Parties shall apply for and use all commercially reasonable efforts to obtain promptly any Regulatory Approvals relating to the Newco Parties that are required in order to consummate the Arrangement and, in doing so, keep Magna informed as to the status of the proceedings related to obtaining any such Regulatory Approvals.

(b)	Without limiting the generality of Section 4.3(a), Magna and each of the Newco Parties will as promptly as possible, and in any event within 10 Business Days after the Plan of Arrangement (including the Exchange Agreement), the Newco Shareholders Agreement and the Principals Agreement have been finalized as contemplated by Sections 2.2(a) and 2.2(b), make all filings or submissions as are required to obtain all Regulatory Approvals as necessary to consummate the transactions contemplated by this Agreement and shall promptly file any additional information requested by any Governmental Entity. Magna and each of the Newco Parties will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing, notification, or submission which is necessary or desirable in connection with obtaining any Regulatory Approval.

4.4	Feasibility Study and Support.

(a)	Consistent with its existing business strategy, Magna shall use all reasonable efforts to explore opportunities to expand the Magna Business in Russia and, in particular, will complete a feasibility study regarding such expansion within 18 months of the Effective Date for presentation to the Magna Board.

(b)	RM shall use its commercially reasonable efforts to assist and support the Magna Group in identifying, developing and implementing strategic opportunities in the Russian automotive industry.

4.5	Implementation.

(a)	Satisfaction of Conditions. Each Party shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such commercially reasonable measures as are lawful and within its power or control to implement the Arrangement as of the Effective Date in accordance with the terms of this Agreement.

(b)	Publicity. No public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that Magna and RM may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby after reasonable prior notice to and consultation with the other. RM and Magna agree to issue jointly a press release with respect to the execution of this Agreement as soon as practicable in a form acceptable to RM and Magna, and each of the Parties agrees to file a copy of this Agreement with the relevant Governmental Entities, if any, as required by Applicable Laws. Each Party agrees not to make any public statement that is inconsistent with such press release.

(c)	Pre-Closing Actions. Prior to the Closing, each Newco Party shall take the actions specified in the section of Schedule “A” entitled “Pre-Plan of Arrangement Steps” to be taken by each Party prior to the Closing.

(d)

Registration Rights. Magna agrees to provide Newco, Newco II, RM Sub and RM’s Lender (each a “Requesting Party”) with the following qualification and registration rights with respect to the Magna Class A Shares held by them in connection with an RM Sub Exit, a 446 Exit or a Collateral Realization, as applicable (each a “Triggering Event”). Upon the occurrence of a Triggering Event, if Magna receives a written request from a Requesting Party, Magna will file a prospectus in Canada and a registration statement in the United States under The Multijurisdictional Disclosure System qualifying for distribution, as requested by the Requesting Party, all or part of the Magna Class A Shares held by such Requesting Party under applicable Canadian securities laws and registering such offers and sales of Magna Class A Shares under applicable U.S. securities laws. The qualification and registration rights of the Requesting Parties will be set out in an agreement to be entered into as of the Effective Time between Magna and the Requesting Parties which shall contain customary terms and conditions (the “Registration Rights Agreement”).

4.6	No Solicitation.

(a)	During the Pre-Effective Date Period: neither 445 nor the Trust shall, directly or indirectly, through any of its trustees, officers, directors, employees, representatives or agents or any investment bankers, attorneys, accountants or other representatives retained by it (i) solicit, initiate or encourage any Alternative Proposal, (ii) approve or recommend any Alternative Proposal, (iii) enter into any agreement with respect to any Alternative Proposal or (iv) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Proposal. Nothing contained in this Section 4.6 shall prohibit 445 or the Trust from responding to any unsolicited proposal or inquiry solely by advising the person making such proposal or inquiry of the terms of this Section 4.6.

(b)	During the Pre-Effective Date Period: each of 445 and the Trust shall promptly notify RM, at first orally and then in writing, of any Alternative Proposal and any inquiry that could lead to an Alternative Proposal, or any amendments to the foregoing, or any request for non public information relating to it in connection with an Alternative Proposal or for access to its properties, books or records by any person that informs such party that it is considering making, or has made, an Alternative Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as RM may reasonably request. 445 and the Trust shall (i) keep RM fully informed of the status including any change to the material terms of any such Alternative Proposal or inquiry and (ii) provide to RM, as soon as practicable after receipt of delivery thereof, copies of all correspondence and other written material sent or provided to it from any person in connection with any Alternative Proposal or sent or provided by it to any person in connection with any Alternative Proposal.

ARTICLE 5

CLOSING CONDITIONS

5.1	Mutual Conditions.

The respective obligations of the Parties hereunder are subject to the satisfaction or waiver, at or before the Effective Time, of the following conditions precedent, each of which may only be waived by the unanimous consent of Magna and each of RM and 445:

(a)	Magna Shareholder Approvals. The Arrangement Resolution shall have been approved by Magna Shareholders as required by the Interim Order;

(b)	Orders. Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Magna and each of 445 and RM, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Magna or any of the Newco Parties, acting reasonably, on appeal or otherwise;

(c)	Articles of Arrangement. The Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Magna and each of the Newco Parties, acting reasonably;

(d)	No Termination of Agreement. This Agreement shall not have been terminated in accordance with its terms;

(e)	Regulatory Approvals. The Regulatory Approvals shall have been obtained or satisfied and shall not have been revoked and reasonably satisfactory evidence of the receipt of such Regulatory Approvals shall have been delivered to each Party;

(f)	Listing of Magna Shares. The Magna Class A Shares issuable pursuant to the Arrangement shall have been approved for listing on the TSX, subject to the filing of required documentation, notice of issuance and other usual requirements;

(g)	No Law. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transaction contemplated by this Agreement;

(h)	No Legal Restraint. No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Arrangement; and

(i)	No Cease Trade Order. No cease trading or stop order shall have been issued and remain in effect with respect to the Magna Class A Shares.

5.2	Conditions in favour of Magna.

The obligations of Magna hereunder are subject to the satisfaction at or before the Effective Time of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

(a)	Representations and Warranties. The representations and warranties of the Newco Parties contained in this Agreement in favour of Magna shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and certificates dated the Effective Date to that effect shall have been signed on behalf of each of the Newco Parties by a senior officer of each Newco Party and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably; and

(b)	Covenants. Each of the Newco Parties shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and certificates dated the Effective Date to that effect shall have been signed on behalf of each of the Newco Parties by two senior officers and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably.

Magna may not rely on the failure to satisfy any of the conditions precedent in Section 5.2 if the condition precedent would have been satisfied but for a default by Magna in complying with its obligations under this Agreement.

5.3	Conditions in favour of RM.

The obligations of RM hereunder are subject to the satisfaction at or before the Effective Time of the following conditions for the exclusive benefit of RM, any of which may be waived in writing by RM:

(a)	Representations and Warranties of Magna. The representations and warranties of Magna contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to RM, such certificate to be in form and substance satisfactory to RM, acting reasonably;

(b)	Representations and Warranties of 445. The representations and warranties of 445 contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of 445 by two senior officers and delivered to RM, such certificate to be in form and substance satisfactory to RM, acting reasonably;

(c)	Covenants of Magna. Magna shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to the Newco Parties, such certificate to be in form and substance satisfactory to the Newco Parties, acting reasonably;

(d)	Covenants of 445. 445 shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of 445 by two senior officers and delivered to the Newco Parties, such certificate to be in form and substance satisfactory to the Newco Parties, acting reasonably; and

(e)	European Transaction Agreement. The transactions contemplated by the European Transaction Agreement shall have been consummated on or before the Effective Date.

RM may not rely on the failure to satisfy any of the conditions precedent in Section 5.3 if the condition precedent would have been satisfied but for a default by RM or any of its Affiliates in complying with its obligations under this Agreement or the European Transaction Agreement.

5.4	Conditions in favour of 445.

The obligations of 445 hereunder are subject to the satisfaction at or before the Effective Time of the following conditions for the exclusive benefit of 445, any of which may be waived in writing by 445:

(a)	Representations and Warranties of Magna. The representations and warranties of Magna contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to 445, such certificate to be in form and substance satisfactory to 445, acting reasonably;

(b)	Representations and Warranties of RM. The representations and warranties of RM contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of RM by two senior officers and delivered to 445, such certificate to be in form and substance satisfactory to 445, acting reasonably;

(c)	Covenants of Magna. Magna shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to the Newco Parties, such certificate to be in form and substance satisfactory to the Newco Parties, acting reasonably;

(d)	Covenants of RM. RM shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of RM by two senior officers and delivered to the Newco Parties, such certificate to be in form and substance satisfactory to the Newco Parties, acting reasonably; and

(e)	European Transaction Agreement. The transactions contemplated by the European Transaction Agreement shall have been consummated on or before the Effective Date.

445 may not rely on the failure to satisfy any of the conditions precedent in Section 5.4 if the condition precedent would have been satisfied but for a default by 445 or any of its Affiliates (excluding Magna) in complying with its obligations under this Agreement or the European Transaction Agreement.

ARTICLE 6

TERMINATION

6.1	Termination.

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the filing of the Articles of Arrangement, notwithstanding any requisite approval and authorization of this Agreement by Magna Shareholders:

(a)	by the mutual agreement of Magna, RM and 445 prior to the Effective Time, whether before or after the Magna Meeting (and for greater certainty, without further action on the part of the Magna Shareholders if terminated after the Magna Meeting);

(b)	by Magna on five days’ notice or by either RM or 445 if the Magna Board shall have failed to recommend, shall have recommended against, or shall have withdrawn, modified or changed in a manner adverse to RM its approval or recommendation of the Arrangement;

(c)	by Magna, 445 or RM if the Effective Date has not occurred on or prior to the Outside Date provided that the right to terminate this Agreement pursuant to this Section 6.1(c) shall not be available to a Party if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time shall have resulted in the conditions contained in Section 5.1, Section 5.2 or Section 5.3 (as applicable) not having been satisfied prior to the Outside Date;

(d)	by Magna, 445 or RM if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transaction contemplated by this Agreement;

(e)	by Magna, 445 or RM if the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Magna Meeting or at any adjournment or postponement thereof in accordance with the Interim Order;

(f)	by Magna if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of any of the Newco Parties set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.2(a) or Section 5.2(b) not to be satisfied;

(g)	by either 445 or RM if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Magna set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.3(a) or Section 5.3(b) not to be satisfied; or

(h)	by RM in accordance with the provisions of Section 4.1(e).

6.2	Remedies.

In the event of the valid termination of this Agreement by any Party as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of any Party or their respective officers or directors hereunder, except that the provisions of Section 6.3 (Expenses), and this Section 6.2 shall remain in full force and effect and shall survive any such termination, and the provisions of Section 4.2(d) (Voting) shall survive for a period of 12 months from the date that this Agreement is terminated in accordance with Section 6.1(b).

6.3	Expenses.

(a)	Except as otherwise provided in this Agreement, each Party shall bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement.

(b)	If the failure by Magna to fulfil any of its obligations under this Agreement was the principal cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date, provided that RM is not in breach of its obligations under this Agreement, Magna shall reimburse RM for its reasonable, actual, documented, out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement up to a maximum of $10 million.

(c)	If the failure by RM to fulfil any of its obligations under this Agreement or if the failure by RM Sub to fulfil any of its obligations under the European Transaction Agreement was the principal cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date, provided that Magna is not in breach of its obligations under this Agreement, RM shall reimburse Magna for its reasonable, actual, documented, out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement up to a maximum of $10 million.

(d)	If the failure by 445 to fulfil any of its obligations under this Agreement or the failure by any of the Stronach related parties to fulfil any of its obligations under the European Transaction Agreement was the principal cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date, provided that RM is not in breach of its obligations under this Agreement, 445 shall reimburse RM for its reasonable, actual, documented, out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement up to a maximum of $10 million.

(e)	If the failure by RM to fulfil any of its obligations under this Agreement or the failure by RM Sub to fulfil any of its obligations under the European Transaction Agreement was the principal cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date, provided that 445 is not in breach of its obligations under this Agreement, RM shall reimburse 445 for its reasonable, actual, documented, out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement up to a maximum of $10 million.

(f)	Notwithstanding the foregoing provisions, the maximum amount payable by, and the maximum amount collectible by, each of Magna, 445 and RM under this Section 6.3 shall not exceed $10 million, and none of Magna, 445 or RM may claim expense reimbursement in respect of the same expenses from more than one Party hereunder, and for the purposes of this Section 6.3(f), any expenses reimbursed under the European Transaction Agreement shall count toward the $10 million limit.

Each of Magna, RM and 445 acknowledges that any payment made in accordance with this Section 6.3 is the sole and exclusive remedy and no Party shall be entitled to any further claim or remedy at law or equity or otherwise.

ARTICLE 7

CLOSING ARRANGEMENTS

7.1	Closing.

The Parties shall cause the Effective Date to be the fifth day following the date on which all conditions in Sections 5.1, 5.2, 5.3 and 5.4 have been satisfied or waived by the Party entitled to the benefit thereof or such other date as the Parties may mutually determine. Closing shall take place at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at 10:00 a.m. on the Effective Date or at such other place, date and time as the Parties may mutually agree. At the closing of the Arrangement, each Party shall deliver the agreements contemplated hereby to which it is a Party, including the Newco Shareholders Agreement, the Principals Agreement, the Exchange Agreement and the Registration Rights Agreement, and such certificates, resolutions and other customary closing documents as may be required by the other Parties, acting reasonably, and each of the ultimate controlling shareholders of 445 and RM shall deliver to the other an undertaking to comply with Sections 7 and 8 of Schedule “B”.

ARTICLE 8

MISCELLANEOUS

8.1	Notices.

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	If to Magna at:

Magna International Inc.

337 Magna Drive

Aurora, Ontario

L4G 7K1

Attention:             Executive Vice President, Special Projects

Telecopier No.:    (905) 726-7164

with a copy to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

66th Floor, 100 King Street West

Toronto, Ontario

M5X 1B8

Attention:             Jean M. Fraser

Telecopier No.:    (416) 862-6666

(ii)	If to RM at:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:             Peter Zolotarev

Telecopier No.:    7 495 705 5792

with a copy to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4

Attention:             Alan Bell

Telecopier No.:    (416) 863-1716

and:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY

10019-7475

Attention:             Mark Greene

Telecopier No.:    (212) 474-3700

(iii)	If to RM Sub at:

Veleron Holding B.V. i.o.

Haakabergweg 31

Suite 4

1101 BP Amsterdam

The Netherlands

Telecopier No.:    31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:             Peter Zolotarev

Telecopier No.:    7 495 705 5792

and:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4

Attention:             Alan Bell

Telecopier No.:    (416) 863-1716

and:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY

10019-7475

Attention:             Mark Greene

Telecopier No.:    (212) 474-3700

(iv)	If to 445 at:

c/o Miller Thomson LLP

Scotia Plaza, Suite 5800

40 King Street West

Suite 2700

Toronto, Ontario

M5H 3S1

Attention:             John Campbell

Telecopier No.:    (416) 595-8695

(v)	If to the Trust at:

c/o Miller Thomson LLP

Scotia Plaza, Suite 5800

40 King Street West

Suite 2700

Toronto, Ontario

M5H 3S1

Attention:             John Campbell

Telecopier No.:    (416) 595-8695

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street, P.O. Box 85

Toronto, Ontario

M5L 1B9

Attention:             Edward J. Waitzer

Telecopier No.:    (416) 947-0866

(vi)	If to any of the non-Canadian resident Principals:

c/o Magna International Europe

Magna - Strasse 1

A-2522

Oberwaltersdorf

Austria

(vii)	if to any of the Canadian resident Principals:

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario

L4G 7K1

Attention:             Executive Vice President, Special Projects

Telecopier No.:    (905) 726-7164

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

8.2	Arbitration.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each party shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either party may apply to the LCIA for the appointment of the third arbitrator.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each party shall have the right to conduct an oral discovery of a representative of the party opposite.

Nothing in this section shall preclude one of the parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

8.3	Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier as if such copies were originals.

IN WITNESS WHEREOF the Parties have executed this Agreement.

MAGNA INTERNATIONAL INC.

By:	/s/ FRANK STRONACH
Name:	Frank Stronach
Title:	Vice Chairman

By:	/s/ SIEGFRIED WOLF
Name:	Siegfried Wolf
Title:	Co-Chief Executive Officer

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

By:	/s/ GULZHAN MOLDOZHANOVA
Name:	Gulzhan Moldozhanova
Title:	by Power of Attorney

By:
Name:
Title:

VELERON HOLDING B.V. i.o.

By:	/s/ GULZHAN MOLDOZHANOVA
Name:	Gulzhan Moldozhanova
Title:	by Power of Attorney

By:
Name:
Title:

445327 ONTARIO LIMITED

By:	/s/ FRANK STRONACH
Name:	FRANK STRONACH
Title:

By:	/s/ BELINDA STRONACH
Name:	BELINDA STRONACH
Title:

THE STRONACH TRUST

By:	/s/ FRANK STRONACH
Name:	FRANK STRONACH
Title:	Trustee

By:	/s/ BELINDA STRONACH
Name:	BELINDA STRONACH
Title:	Trustee

SIEGFRIED WOLF
/s/ SIEGFRIED WOLF

DONALD J. WALKER
/s/ DONALD J. WALKER

VINCENT J. GALIFI
/s/ VINCENT J. GALIFI

PETER KOOB
/s/ PETER KOOB

JEFFREY O. PALMER
/s/ JEFFREY O. PALMER

SCHEDULE “A”

TRANSACTION STEPS

Definitions

“RM Investment Amount” means US$76.83, being the volume weighted average trading price of Magna Class A Shares on the NYSE for the 20 trading days ending April 20, 2007 multiplied by 20,000,000; and

“RM’s Lender” means the person or persons providing financing (including refinancing) to RM and/or RM Sub for all or part of the RM Investment Amount.

References to numbers of Magna shares will be subject to adjustment for stock splits, share consolidations and similar events.

Pre-Plan of Arrangement Steps

1.	445 incorporates 446 as a wholly-owned subsidiary. One common share of 446 is issued to 445 on incorporation for CDN$1.00.

2.	446 incorporates Newco as a wholly-owned subsidiary. One common share of Newco is issued to 446 on incorporation for CDN$1.00. Newco’s authorized capital consists of Class A, B, C and D shares which have the following attributes:

•	Class B shares have 1.5 votes per share.

•	Class A and C shares have 1 vote per share.

•	Class D shares are non-voting.

•	The Class A, B, C and D shares participate pari passu in dividends and other distributions, however, distributions on the Class A, C and D shares may be treated first as a return of capital.

•

The Class C shares have a preferential and fixed entitlement on a liquidation or winding-up of Newco equal to the lesser of 5% of the RM Investment Amount and the fair market value of 1,000,000 Magna Class A Shares at the time of liquidation or winding-up. After the preferential entitlement of the Class C shares, the Class A, B and D shares shall share pro rata on a liquidation or winding-up of Newco.

•	The Class A shares may be issuable in two series. The Class D shares may be issuable in three series.

3.	Newco incorporates Newco II as a wholly-owned subsidiary. Newco II’s authorized capital consists of:

(a)	1,000,000 non-voting redeemable retractable preferred shares;

(b)	an unlimited number of non-voting common shares;

(c)	an unlimited number of voting common shares; and

(d)	an unlimited number of special shares.

The preferred shares of Newco II are redeemable and retractable for the lesser of 5% of the RM Investment Amount and the fair market value at the time of redemption of 1,000,000 Magna Class A Shares, plus any unpaid dividends, and have a preference over the non-voting common shares and the voting shares on liquidation or winding-up equal to the redemption price plus any unpaid dividends. The dividend entitlement of the preferred shares is equal to 100% of Newco II’s net income.

The non-voting common shares and voting common shares of Newco II participate pari passu on liquidation, subject to the prior rights of the preferred shares. The non-voting common shares and the voting common shares of Newco II have no entitlement to dividends.

The special shares of Newco II are non-voting and not entitled to dividends. The special shares are, as a class, redeemable and retractable in connection with any RM Sub Exit, 446 Exit or Collateral Realization for the lesser of 95% of the RM Investment Amount and the fair market value of 19,000,000 Magna Class A Shares. The special shares have a preference over the non-voting common shares and the voting common shares on liquidation or winding-up equal to their redemption price. The common shares and the preferred shares rank equally on liquidation or winding-up and are subordinate to the special shares.

4.	Newco subscribes for 100 voting common shares of Newco II for CDN$100.00.

Plan of Arrangement Steps

5.	445 transfers its 726,829 Magna Class B Shares to 446 in exchange for 100 common shares of 446.

6.	446 transfers 726,829 Magna Class B Shares to Newco in exchange for 420 Class B shares of Newco.

7.	The Principals, and/or companies controlled by them, transfer a total of 605,000 Magna Class A Shares to Newco in exchange for 130 Class A shares and 30 Class D shares of Newco.

8.	RM Sub subscribes for 420 Class C shares of Newco for cash equal to 5% of the RM Investment Amount.

9.	Newco subscribes for 1,000,000 preferred shares of Newco II for cash equal to 5% of the RM Investment Amount.

10.	RM Sub subscribes for 100 non-voting common shares of Newco II for CDN$100.00.

11.	RM Sub loans Newco II an amount, in Canadian dollars, equal to 95% of the RM Investment Amount (the “Newco II Loan”).

12.	Newco II subscribes for 20,000,000 Magna Class A Shares for a price equal to the RM Investment Amount.

13.	The Newco II Loan has the following terms:

(a)	non-interest bearing and evidenced by a non-interest bearing promissory note,

(b)	principal amount, in Canadian dollars, equal to the lesser of 95% of the RM Investment Amount and the fair market value from time to time of 19,000,000 Magna Class A Shares,

(c)	repayable on demand by RM Sub after two years following the Effective Date,

(d)	repayable on demand at any time if RM and/or RM Sub defaults under the financing for its Newco/Newco II investment and RM Lender realizes on its security in the Newco II Loan,

(e)	secured by a pledge of 20,000,000 Magna Class A Shares (subject to the limitations specified in the Newco Shareholders Agreement), and

(f)	convertible into special shares of Newco II that have a fair market value equal to the lesser of 95% of the RM Investment Amount and the fair market value of 19,000,000 Magna Class A Shares.

14.	Magna, Newco and RM Sub enter into an exchange agreement (the “Exchange Agreement”) that provides for the Newco II special shares, preferred shares, non-voting common shares and voting common shares to be exchanged for a number of new Magna Class A Shares to be issued from treasury by Magna equal, in aggregate, to the number of Magna Class A Shares held by Newco II at the time of exchange. Such exchange, subject to satisfaction of specified conditions, shall be triggered by an RM Sub Exit, a Collateral Realization or a 446 Exit. Subject to regulatory approval, Magna will be obliged to complete this exchange after the Effective Date, provided that Newco II’s only assets are Class A shares of Magna and cash, Newco II has no liabilities or its liabilities have been provided for to the reasonable satisfaction of Magna and provided that other reasonable conditions for the exchange (which conditions shall not include approval by the Magna Board or Magna Shareholders) are met.

15.	If approved by Magna Minority Class B Shareholders as contemplated by Section 2.4(c) of the Agreement, Magna acquires for cancellation all the outstanding Magna Class B Shares other than those held by Newco for cash at a price per share of CDN$114.00.

16.	If approved by Magna Minority Class B Shareholders as contemplated by Section 2.4(c) of the Agreement, the number of votes per share attached to the Class B shares of Magna will be reduced to 300 votes per share.

17.	The Magna Minority Class B Shareholders will be given a right of dissent if the Plan of Arrangement (including paragraphs 15 and 16) is approved.

18.	The by-laws of Magna are amended to eliminate the right of the Chairman of the Board of Directors to cast a second or deciding vote in the event of an equality of votes.

19.	The Magna Board will be increased to 14 members and nominees will be elected to fill vacant positions on the Magna Board.

SCHEDULE “B”

NEWCO SHAREHOLDERS AGREEMENT

1.	Distribution Policy

The Board of Directors of Newco and Newco II will each establish a dividend distribution policy.

2.	Newco Board of Directors

The Board of Directors of Newco shall consist of 6 directors, 2 nominees of 446 (including Chair), 2 nominees of RM Sub and each of the Co-CEOs (being nominees of the Principals). In the event either of the Co-CEOs ceases to serve as a Newco director, unless 446 and RM Sub otherwise agree, neither of the Co-CEOs shall be entitled to remain a director of Newco and the Principals shall no longer be entitled to representation on the Newco Board. In the event either of the Co-CEOs resigns as an executive officer of Magna, unless 446 and RM Sub otherwise agree, such Co-CEO shall be entitled to continue to serve as a director of Newco.

Each of RM Sub and 446 shall be prohibited from entering into any voting trust or similar agreement or arrangement with any of the Principals with respect to Newco.

At least one of 446’s nominees shall meet any Canadian residency requirements of the corporations statute governing Newco.

3.	Newco Veto Rights

Newco will be a special purpose company that shall not carry on any activities apart from holding shares of Magna and performing its obligations and enforcing its rights under the Exchange Agreement and the Principals Agreement. Each of RM Sub and 446 (in its capacity as a shareholder) shall have veto rights over all actions to be taken by Newco, other than voting in respect of the election or removal of directors of Magna or Newco II in accordance with the terms set out below.

4.	Custodian of Magna Culture

Newco shall act as custodian of the culture, business philosophies and operating principles that have been the cornerstone of Magna’s success to date and shall preserve and protect Magna’s Constitution and other key policies and principles. In particular, Newco shall not support any change that materially compromises the fundamental employee profit-sharing and Employee Charter principles contained in Magna’s Constitution.

5.	Newco II

Newco II will be a special purpose company that shall not carry on any activities apart from holding the Magna Class A Shares and entering into the agreements governing the Newco II Loan and complying with its obligations thereunder.

The board of directors of Newco II will be the same as the Newco Board unless otherwise agreed by the Newco Board.

RM Sub and 446 shall have the same veto rights over the actions to be taken by Newco II as they do over the actions to be taken by Newco.

6.	Magna Board and Governance

RM Sub and 446 shall cause the shares of Magna held by Newco and Newco II to be voted so that the following will be effected with respect to the Magna Board:

(a)	The Magna Board shall consist of 14 directors, 6 nominees of 446 (including Chair), 6 nominees of RM Sub and 2 nominees of Principals (both existing Co-CEOs). The parties will consult with each other with respect to ensuring that Canadian residency requirements for the Magna Board are met. If the parties cannot agree on which directors will be Canadian residents, then at least 3 of 446’s independent nominees shall be resident Canadians within the meaning of the OBCA and at least 2 of RM Sub’s independent nominees shall be resident Canadians within the meaning of the OBCA.

(b)	At least 4 nominees of each of 446 and RM Sub must meet independence requirements under applicable securities laws and stock exchange rules.

The Magna Board governance guidelines shall provide that: (i) directors shall declare their interest and abstain from voting on all matters where there is an actual or perceived conflict, including, in the case of Principals who are directors, the appointment of members to Board committees or on any matter where 446 or RM Sub has declared a conflict; and (ii) any material transaction out of the ordinary course of business shall require the support of two-thirds of the directors. For this purpose such a transaction shall be “material” if the transaction value exceeds the thresholds set out in the definition of “Out of the Ordinary Course Transaction” except that the threshold for non-automotive investment shall be US$20,000,000 per year in the aggregate.

446 and RM Sub will mutually determine the transition timing to effect the necessary changes to the Magna Board.

7.	Restriction on Acquiring Magna Shares

Without the prior approval of the Newco Board, neither RM Sub nor 446 (nor their respective affiliates nor their shareholders) shall acquire any additional shares of Magna, excluding Magna Class A Shares which, when added to the Magna Class A Shares held or controlled by Newco, Newco II and their shareholders (after giving effect to the exercise of any options held by them), would not exceed 20% in aggregate of the Magna Class A Shares outstanding.

8.	Transfer Restrictions

No sales, liens, pledges or transfers of any of the shares of 445, 446, RM Sub, Newco or Newco II or of the Newco II Loan (including indirect sales) are permitted, subject to the following exceptions:

(a)	Any party can transfer its Newco or Newco II shares or, in the case of RM Sub, the Newco II Loan:

(i)	in the case of RM Sub, to Oleg Deripaska, Oleg Deripaska’s immediate family, lineal descendants of Oleg Deripaska or his immediate family, one or more trusts for the benefit of one or more of the foregoing and/or an entity, directly or indirectly, majority controlled by one or more of the foregoing; and

(ii)	in the case of 445 or 446, to Frank Stronach, Frank Stronach’s immediate family, lineal descendants of Frank Stronach or his immediate family, one or more trusts for the benefit of one or more of the foregoing and/or an entity, directly or indirectly, majority controlled by one or more of the foregoing;

(b)	Newco shares and Newco II shares may be sold by RM Sub to the extent permitted under Sections 10 and 11 below;

(c)	Newco shares may be sold by the Principals in accordance with the terms of the Principals Agreement; and

(d)	As permitted by Section 9 below.

If a party wishes to make a permitted transfer as described in clause (a) above, that party shall provide the other party with particulars with respect to the transferee and shall cause the transferee to sign a counterpart copy of the Newco Shareholders Agreement thereby agreeing to be bound by the terms of the Newco Shareholders Agreement.

Notwithstanding clause (a) above, no party may transfer its shares of Newco or Newco II in a transaction which results in Newco or Newco II becoming liable as a “resident contributor” to a non-resident trust for the purposes of the Income Tax Act (Canada).

9.	Security for RM Financing

RM Sub may pledge some or all of its Newco shares, Newco II shares, the Newco II Loan and the 20,000,000 Magna Class A Shares pledged as security for the Newco II Loan (collectively the “Collateral”) to the person or persons providing financing (including any refinancing) to RM and/or to RM Sub for all or part of the RM Investment Amount (“RM’s Lender”) as security for the financing (including any refinancing) of the RM Investment Amount, subject to the following limitations:

(a)	The 20,000,000 Magna Class A Shares will be certificated and remain registered in the name of Newco II and, prior to realization by RM’s Lender (the “Collateral Realization”), Newco II shall receive all dividends on the 20,000,000 Magna Class A Shares free of the pledge and Newco II shall be entitled to vote such shares;

(b)	The Collateral must be held by a financial institution qualified to conduct business as a bank in Canada or the United States, with total assets of US$5,000,000,000 or greater, either for its own account or as collateral agent;

(c)	RM’s Lender will not have any claim against Newco, Newco II or their assets apart from the Collateral Realization in accordance with the terms hereof;

(d)	Until the second anniversary of the Effective Date, the amount of the loan secured by the Collateral cannot exceed 80% of the RM Investment Amount;

(e)	After the second anniversary of the Effective Date, the amount of the loan secured by the Collateral cannot exceed 100% of the RM Investment Amount;

(f)	In the event that RM Sub or RM’s Lender realizes against the pledged Magna Class A Shares, RM Sub will be deemed to have sold all of RM’s Newco shares, Newco II shares and the Newco II Loan to Newco or its designee on the terms set out below:

(i)	RM Sub or RM’s Lender may retain or may dispose of that number of pledged Magna Class A Shares with a market value equal to the lesser of (A) the outstanding secured amount and (B) 80% of the RM Investment Amount, and RM Sub will be deemed to have received sale proceeds equal to the market value of the number of pledged Magna Class A Shares so retained or disposed of by RM Sub or RM’s Lender (the “Realization Proceeds”);

(ii)	If the realization occurs on or after the second anniversary of the Effective Date, the remainder, if any, of the pledged Magna Class A Shares which are not retained or disposed of by RM Sub or RM’s Lender will be returned to Newco and/or Newco II, as the case may be, and sold in the market and the sum of the after-tax proceeds to Newco and/or Newco II from such sale plus the Realization Proceeds will, subject to clause (iv) below, be shared as provided under section 10 below, taking into account the prior deemed receipt by RM Sub of the Realization Proceeds;

(iii)	If the realization occurs prior to the second anniversary of the Effective Date, the remainder, if any, of the pledged Magna Class A Shares which are not retained or disposed of by RM Sub or RM’s Lender will be returned to Newco and/or Newco II, as the case may be, and sold in the market on the second anniversary of the Effective Date, or as soon as practicable thereafter, and the sum of the after-tax sale proceeds to Newco and/or Newco II from such sale plus the Realization Proceeds will, subject to clause (iv) below, be shared as provided under Section 10 below taking into account the prior deemed receipt by RM of the Realization Proceeds, except that the total proceeds will be available firstly to put 446 in the same economic position as it would have been in (taking into account dividends and market price appreciation) if the full 20,000,000 pledged Magna Class A Shares had not been pledged but instead held by RM Sub and sold at market price on the second anniversary of the Effective Date with the proceeds shared as provided under section 10 below; and

(iv)	If RM’s Lender agrees to facilitate a Tuck-In Transaction (as defined in Section 10 below) and to replace the Magna Class A Shares previously pledged to RM’s Lender with Magna Class A Shares issued by Magna in the Tuck-In Transaction, then any tax payable by Newco and/or Newco II in connection with the realization will be dealt with as provided for in the “RM Sub Exit” section below. If RM’s Lender does not agree to this, then the amount to be deducted in respect of tax payable by Newco and Newco II in determining the amount to which RM Sub is entitled under section 10 below shall be all of the tax payable by Newco II as a result of the realization by RM’s Lender against the pledged Magna Class A Shares and 25% of any additional tax payable by Newco and/or Newco II in connection with the buyback; and

(g)	the Collateral will not include any rights of RM Sub under the Newco Shareholder Agreement other than with respect to the RM Sub Exit and the Tuck-In Transaction.

10.	RM Sub Exit

Subject to the special provisions referred to above that deal with RM Sub’s ability to pledge the Collateral, RM Sub may sell its Newco shares, its Newco II shares, the Newco II Loan or the Newco II shares issued to RM Sub on conversion of the Newco II Loan to Newco or its designee at any time after the second anniversary of the Effective Date for a purchase price that would result in RM Sub receiving (i) the pre-tax value to Newco II of 20,000,000 Magna Class A Shares up to the RM Investment Amount, plus (ii) 50% of the amount, if any, by which the pre-tax value to Newco and Newco II of 20,000,000 Magna Class A Shares exceeds the RM Investment Amount, less (iii) 25% of any tax incurred by Newco and Newco II in connection with the buyback.

The sale of RM Sub’s Newco II shares and the Newco II loan will be effected, if possible, by way of RM Sub converting the Newco II loan to Newco II shares and then Newco and RM Sub exchanging all their Newco II shares for Magna Class A Shares (the “Tuck-In Transaction”). If this cannot be done or RM Sub and 446 otherwise agree, then RM Sub and 446 will use reasonable efforts to identify an alternative structure which minimizes to the greatest extent reasonably possible the tax to Newco and Newco II in connection with any such buyback while preserving the economic substance of the other provisions contemplated by this Schedule.

If a Tuck-In Transaction is completed, the Magna Class A Shares received by RM Sub will satisfy the portion of the purchase price attributable to RM Sub’s Newco II shares and the Newco II Loan. For the balance of the purchase price, at RM Sub’s election, Newco or its designee will satisfy the consideration in cash or in Magna Class A Shares. If a Tuck-In Transaction is not completed, then, at RM Sub’s election, Newco or its designee will satisfy the consideration in cash or Magna Class A Shares.

11.	446 Exit

At any time after the third anniversary of the Effective Date, 446 shall have the right to require RM Sub to sell its Newco shares, its Newco II shares, the Newco II Loan or the Newco II shares issued to RM Sub on the conversion of the Newco II Loan to Newco or its designee. In the event that 446 requires RM Sub to exit, RM Sub will receive an aggregate amount for its Newco shares, its Newco II shares, the Newco II Loan or the Newco II shares issued to RM Sub on the conversion of the Newco II loan equal to (i) the pre-tax value to Newco and Newco II of 20,000,000 Magna Class A Shares up to the RM Investment Amount, plus (ii) the amount, if any, by which the pre-tax value to Newco and Newco II of 20,000,000 Magna Class A Shares exceeds the RM Investment Amount, minus (iii) any tax incurred by Newco and Newco II in connection with the buyback. For greater certainty, the price payable for RM Sub’s 420 Class C shares of Newco and/or RM Sub’s shares of Newco II may be greater than the price payable for those shares pursuant to Section 10 if required in order to provide RM Sub with the aggregate price to which it is entitled under this section.

The sale of RM Sub’s Newco II shares and the Newco II Loan will be effected, if possible, by way of the Tuck-In Transaction. If this cannot be done or RM Sub and 446 otherwise agree, then RM Sub and 446 will use reasonable efforts to identify an alternative structure which minimizes to the greatest extent reasonably possible the tax to Newco and Newco II in connection with any such buyback while preserving the economic substance of the other provisions contemplated by this Schedule.

If the Tuck-In Transaction is completed, the Magna Class A Shares received by RM Sub will satisfy the portion of the purchase price attributable to RM Sub’s Newco II shares and the Newco II Loan. For the balance of the purchase price, at RM Sub’s election, Newco or its designee will satisfy the consideration in cash or in Magna Class A Shares.

12.	Principals Agreement

Without the prior approval of each of 446 and RM Sub, Newco shall enforce its rights under the Principals Agreement, and shall not amend the Principals Agreement nor waive any obligation of any of the Principals under the Principals Agreement.

SCHEDULE “C”

REGULATORY APPROVALS

1.	Approval of the TSX of the issuance and listing of the Magna Class A Shares to be issued to Newco II.

2.	Approval of the Autorité des marchés financiers du Québec.

3.	(a) The issuance of an advance ruling certificate pursuant to section 102 of the Competition Act (Canada) by the Commissioner of Competition, or (b) the expiry, termination or waiver of any applicable waiting periods under Part IX of the Competition Act (Canada), and the Commissioner advising RM, in writing, on terms satisfactory to Magna, 445 and RM, that she does not intend to make an application under Part VIII of the Competition Act (Canada), in connection with the Arrangement.

4.	Any other rulings, consents, orders, exemptions, permits, waivers, authorizations, agreements, certificates, clearances and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity that are necessary in connection with the Arrangement under, and other applicable requirements of, foreign and supranational laws relating to anti-trust, competition and investment clearances.

SCHEDULE “D”

TERMS OF AGREEMENT BETWEEN NEWCO AND THE PRINCIPALS

1.	For the purposes of the Principals Agreement, the 130 Class A shares and 30 Class D shares of Newco shall be related to the Principals and the contribution, directly or indirectly, of Magna Class A Shares to Newco as follows:

Principal	Magna Class A Shares	Newco Shares
Donald Walker	250,000	65 Class A
Siegfried Wolf	250,000	65 Class A
Vince Galifi	35,000	10 Class D
Jeff Palmer	35,000	10 Class D
Peter Koob	35,000	10 Class D

The Magna Class A Shares shown above for each Principal will be referred to as that Principal’s “Contributed Shares”. The Newco shares shown above for each Principal will be referred to as that Principal’s “Newco Shares”.

2.	A Principal’s Newco Shares shall be purchased by Newco or its designee if:

(a)	the Principal dies or becomes permanently disabled and the Principal or his estate or legal personal representatives decide to sell the Principal’s Newco Shares;

(b)	the Principal’s employment with Magna is terminated for cause, in which case the Principal must sell all his Newco Shares to Newco or its designee within 30 days after the termination of employment;

(c)	the Principal’s employment with Magna is terminated and thereafter he becomes a competitor of Magna, in which case the Principal must sell all his Newco Shares within 30 days after Newco becomes aware of such competition;

(d)	the Principal is still employed by Magna and after the sixth anniversary of the Effective Date, the Principal elects to sell up to a maximum 15% per year of the Principal’s remaining Newco Shares; or

(e)	the Principal elects to have his Newco Shares purchased following termination of his employment with Magna.

3.	The purchase price for a Principal’s Newco Shares will be calculated as follows:

(a)	the after-tax value to Newco of the Principal’s Contributed Shares on hand at the time of sale, plus

(b)	if RM Sub is no longer a shareholder of Newco, 50% of the Principal’s pro rata share of the after-tax value of any of the 20,000,000 Magna Class A Shares purchased by Newco II on the Effective Date still owned by Newco or its affiliates (valuing those Shares at market), any assets attributable to or substituted for such Shares or proceeds from such assets, plus

(c)	the Principal’s pro rata share of the fair market value of any assets of Newco other than all of the Principals’ Contributed Shares, the assets referred to in clause (b) above (whether or not clause (b) above is applicable) and the Magna Class B Shares contributed to Newco by 446, minus

(d)	the Principal’s pro rata share of any liabilities of Newco.

4.	The purchase price for the Principal’s Newco Shares will be paid as to the after-tax value to Newco of the Principal’s Contributed Shares on hand at the time of sale by transferring a portion of the Principal’s Contributed Shares with a value equal to the after-tax value to Newco of the Principal’s Contributed Shares on hand at the time of sale to the Principal and as to the balance in cash. The purchase price for the Principal’s Newco shares will be paid in full on closing.

5.	If a Principal resigns from his employment with Magna prior to the sixth anniversary of the Effective Date and retains his Newco Shares, the portion of the dividends to which the Principal’s Newco Shares would otherwise be entitled in each of the six years following the Effective Date which exceeds the dividends received by Newco from the Principal’s Contributed Shares shall be reduced by the following percentages:

Termination of Employment Occurs in Year after Effective Date	Reduction
1	100%
2	83 1/3
3	66 2/3
4	50%
5	33 1/3
6	16 2/3

6.	A Principal may not sell or transfer, directly or indirectly, any of the Principal’s Newco Shares to any person other than Newco or its designee or except as provided for and in accordance with the terms of the Principals Agreement.

7.	(a) Without the prior approval of the Newco Board, none of the Principals (or their respective Affiliates) shall acquire any additional Magna shares, excluding Magna Class A Shares which, when added to the Magna Class A Shares held or controlled by Newco, Newco II and their shareholders (after giving effect to the exercise of any options held by them) would not exceed 20% in aggregate of the Magna Class A Shares outstanding.

(b)	The restriction in Section 7(a) does not apply to acquisitions of Magna Class A Shares pursuant to Magna’s equity compensation arrangements.